貝克·麥堅時律師事務所

07026153

和記大廈 14 樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

RECEIVED
2007 AUG 22 A 11: 53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: 32002208-000004

By Hand

August 16, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
USA

CHINA SHIPPING 12g3-2(b)
File No. 82-34857

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

SUPPL

Ladies and Gentlemen,

Re: China Shipping Container Lines Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-34857)

This letter and the enclosed materials are furnished to the Commission pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated August 15, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2312, 011-852-2846-2446 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

p.p. Vincent Wang
Joyce Ip / Vincent Wang

PROCESSED
AUG 27 2007
THOMSON FINANCIAL

Encl.

Annex 1

A List of Documents Made Public
in connection with the Listing since our last submission on August 15, 2007:

1. 2007 Interim Results Announcement by China Shipping Development Company Limited, released on August 14, 2007.

2. Announcement of Resolutions Passed at the Fourteenth Board Meeting of 2007 by China Shipping Development Company Limited, released on August 14, 2007.

3. Announcement of Resolutions Passed at the Fifth Meeting of the Supervisory Committee of 2007 by China Shipping Development Company Limited, released on August 14, 2007.

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

2007 INTERIM RESULTS ANNOUNCEMENT

The board of directors (the "**Board**") of China Shipping Development Company Limited (the "**Company**") is pleased to announce the interim results of the Company and its subsidiaries (the "**Group**") for the six months ended 30 June 2007 (the "**Reporting Period**"), together with the comparative figures for the six months ended 30 June 2006. The Group's interim results have not been audited but have been reviewed by the Company's international auditors, Ernst & Young (certified public accountants in Hong Kong).

I. MAJOR FINANCIAL DATA

The interim results of the Group for the Reporting Period have been reviewed by Ernst & Young, in accordance with Hong Kong Standard on Review Engagements 2410, "Review of Interim Financial Information Performed by the Independent Auditor of the Entity" issued by the Hong Kong Institute of Certified Public Accountants ("**HKICPA**"), as compared with those for the six months ended 30 June 2006, and are set out as follows:

(1) Condensed Consolidated Income Statement (Note 1)

	Notes	For the six months ended 30 June 2007 (Unaudited) RMB'000	2006 (Unaudited) RMB'000 (Restated)
Revenue	2	5,527,476	4,336,356
Operating costs		(3,073,730)	(2,792,991)
Gross profit		2,453,746	1,543,365
Other income and gains	3	257,494	111,488
Selling and distribution costs		(16,598)	(13,979)
Administrative expenses		(92,700)	(90,193)
Other expenses		(18,486)	(24,819)
Finance costs	5	(96,924)	(50,858)
Share of profits of jointly-controlled entities		91,520	25,092
PROFIT BEFORE TAX	4	2,578,052	1,500,096
Tax	6	(374,440)	(204,681)
PROFIT FOR THE PERIOD		2,203,612	1,295,415
Attributable to:			
Equity holders of the parent		2,203,612	1,293,741
Minority interests		—	1,674
PROFIT FOR THE PERIOD		2,203,612	1,295,415
EARNINGS PER SHARE	7	66.25cents	38.90cents
DIVIDEND PER SHARE	8	—	—

(2) **Condensed Consolidated Balance Sheet (Note 1)**

	Notes	**30 June 2007** *(Unaudited)* *RMB'000*	**31 December 2006** *(Audited)* *RMB'000* *(Restated)*
NON-CURRENT ASSETS			
Property, plant and equipment		16,390,913	14,192,004
Interest in jointly-controlled entities		998,689	907,169
Available-for-sale equity investment		4,000	4,578
Deferred staff expenditure		38,941	45,333
Deferred tax assets		6,824	20,090
		17,439,367	15,169,174
CURRENT ASSETS			
Bunker oil inventories		248,331	192,573
Trade and bills receivables		519,458	394,273
Prepayments, deposits and other receivables		278,389	614,019
Equity investments at fair value through profit or loss		219,400	159,000
Derivative financial instruments		—	1,044
Cash and cash equivalents		919,772	474,373
		2,185,350	1,835,282
CURRENT LIABILITIES			
Trade payables		385,708	215,762
Tax payable		56,733	52,293
Other payables and accruals		1,387,893	863,166
Proposed dividend payable		473,550	—
Derivative financial instruments		5,849	—
Current portion of interest-bearing bank and other borrowings, and finance lease payables		263,305	1,475,487
		2,573,038	2,606,708
NET CURRENT LIABILITIES		(387,688)	(771,426)
TOTAL ASSETS LESS CURRENT LIABILITIES		17,051,679	14,397,748

	Notes	30 June 2007 (Unaudited) RMB'000	31 December 2006 (Audited) RMB'000 (Restated)
NON-CURRENT LIABILITIES			
Deferred tax liabilities		138,161	80,082
Deferred income		26,424	14,957
Interest-bearing bank borrowings		3,103,401	1,705,785
		13,783,693	12,596,924
EQUITY			
Equity attributable to equity holders of the parent			
Issued capital		3,326,000	3,326,000
Reserves		10,457,693	8,273,124
Proposed final dividend		—	997,800
		13,783,693	12,596,924

Notes:

1. BASIS OF PREPARATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements are prepared in accordance with Hong Kong Accounting Standard ("HKAS") 34 "Interim Financial Reporting" issued by the Hong Kong Institute of Certified Public Accountants. The accounting policies and basis of preparation adopted in the preparation of the interim condensed consolidated financial statements are the same as those used in the annual financial statements for the year ended 31 December 2006, except in relation to the following new and revised Hong Kong Financial Reporting Standards ("HKFRSs", which also include HKASs and Interpretations) that affect the Group and are adopted for the first time for the current period's financial statements, the change in accounting estimate on residual values of vessels and the change in accounting method for investments in jointly-controlled entities:

HKAS 1 Amendment	Capital Disclosures
HKFRS 7	Financial Instruments: Disclosures
HK(IFRIC) — Int 7	Applying the Restatement Approach under HKAS 29 *Financial Reporting in Hyperinflationary Economics*
HK(IFRIC) — Int 8	Scope of HKFRS 2
HK(IFRIC) — Int 9	Reassessment of Embedded Derivatives
HK(IFRIC) — Int 10	Interim Financial Reporting and Impairment

The adoption of these new and revised HKFRSs, HKASs and Interpretations has had no material impact on the Group's results of operations or financial position.

Depreciation of vessels

During the period ended 30 June 2007 (the "**Period**"), the residual values of fixed assets were reassessed, and accordingly, depreciation charge of fixed assets for the Period has been calculated based on the revised estimated residual values. This represented a change in accounting estimate, and the depreciation charge for the Period has been reduced by RMB117,066,000.

Interest in jointly-controlled entities

With effect from 1 January 2007, the Group has determined to change the accounting policy for investments in jointly-controlled entities from the proportionate consolidation method to equity method. Such change in accounting policy was accounted for retrospectively. However, such treatment had no impact on the Group's net profit for the Period and the net assets as of 30 June 2007.

2. REVENUE

During the Period, the Group was involved in the following principal activities:

(a) investment holding; and

(b) oil and cargo shipment along the PRC coast and international shipment.

There is no major seasonality for the Group's turnover. An analysis of the Group's turnover and contribution to profit from operating activities by principal activity and geographical area of operations for the Period is as follows:

	For the six months ended 30 June			
	2007 (Unaudited)		2006 (Unaudited)	
	Revenue	Contribution	Revenue	Contribution
	RMB'000	*RMB'000*	*RMB'000* (Restated)	*RMB'000* (Restated)
By activity:				
Oil shipment	2,349,436	802,370	2,569,063	902,952
Coal shipment	2,454,571	1,244,716	1,328,527	457,085
Other dry bulk shipment	723,469	406,660	438,766	183,328
	5,527,476	2,453,746	4,336,356	1,543,365
Other income and gains		257,494		111,488
Selling and distribution costs		(16,598)		(13,979)
Administrative expenses		(92,700)		(90,193)
Other expenses		(18,486)		(24,819)
Finance costs		(96,924)		(50,858)
Share of profits of jointly-controlled entities		91,520		25,092
Profit before tax		2,578,052		1,500,096

	For the six months ended 30 June			
	2007		2006	
	(Unaudited)		*(Unaudited)*	
	Revenue	**Contribution**	**Revenue**	**Contribution**
	RMB'000	*RMB'000*	*RMB'000*	*RMB'000*
			(Restated)	*(Restated)*
By geographical area:				
Domestic	3,527,980	1,601,683	2,424,911	733,265
International	1,999,496	852,063	1,911,445	810,100
	5,527,476	2,453,746	4,336,356	1,543,365
Other income and gains		257,494		111,488
Selling and distribution costs		(16,598)		(13,979)
Administrative expenses		(92,700)		(90,193)
Other expenses		(18,486)		(24,819)
Finance costs		(96,924)		(50,858)
Share of profits of jointly-controlled entities		91,520		25,092
Profit before tax		2,578,052		1,500,096

3. OTHER INCOME AND GAINS

	For the six months ended 30 June	
	2007	2006
	(Unaudited)	*(Unaudited)*
	RMB'000	*RMB'000*
		(Restated)
Gain on disposal of property, plant and equipment	185,337	54,719
Fair value gains on equity investments at fair value through profit or loss	60,400	—
Interest income	13,936	12,532
Rental income from leased vessels	35,277	37,517
Service income from vessel management	1,800	7,860
Exchange losses, net	(45,054)	(8,835)
Others	5,798	7,695
Total	257,494	111,488

4. PROFIT BEFORE TAX

The Group's profit before tax is arrived at after charging:

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited) *RMB'000*	*(Unaudited)* *RMB'000* *(Restated)*
Cost of shipping services rendered:		
Bunker oil inventories consumed and port fees	1,671,157	1,472,862
Depreciation	446,842	467,485
Operating lease rentals:		
Land and buildings	11,805	10,992
Vessels	91,728	86,656
	103,533	97,648
Staff costs	378,228	353,507

5. FINANCE COSTS

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited) *RMB'000*	*(Unaudited)* *RMB'000* *(Restated)*
Total interest	123,008	50,858
Less: Interest capitalised	26,084	—
Interest expenses	96,924	50,858

6. TAX

Pursuant to a directive 1998 (250) jointly issued by the Shanghai State Tax Bureau and Shanghai Bureau of Finance on 8 October 1998, the Company is entitled to a preferential income tax rate of 15% effective from 1 January 1998. Accordingly, PRC income has been provided at the rate of 15% (six months ended 30 June 2006: 15%) on the estimated assessable profits for the Period.

No Hong Kong profits tax has been provided as no assessable profit was earned in or derived from Hong Kong during the Period (six months ended 30 June 2006: No assessable profit was earned). Taxes on profits assessable elsewhere, if applicable, have been calculated at the rates of tax prevailing in the countries in which the Group operates, based on existing legislation, interpretations and practices in respect thereof.

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited)	*(Unaudited)*
	RMB'000	*RMB'000*
		(Restated)
Group:		
Hong Kong	—	—
PRC	374,440	204,681
Tax charge for the Period	374,440	204,681

A reconciliation of the tax expense applicable to profit before tax using the statutory rates for the countries in which the Company, its subsidiaries and jointly-controlled entities are domiciled to the tax expense at the effective tax rates is as follows:

	For the six months ended 30 June	
	2007	**2006**
	(Unaudited)	*(Unaudited)*
	RMB'000	*RMB'000*
		(Restated)
Accounting profit before tax	2,578,052	1,500,096
Profit attributable to jointly-controlled entities	(91,520)	(25,092)
	2,486,532	1,475,004
Tax at the applicable tax rate of 15% (2006: 15%)	372,980	221,250
Tax effect of net income that is not taxable in determining taxable profit	1,460	(16,569)
Tax charge at the Group's effective rate	374,440	204,681

During the 5th Session of the 10th National People's Congress, which was concluded on 16 March 2007, the PRC Corporate Income Tax Law (the "**New Corporate Income Tax Law**") was approved and will become effective on 1 January 2008. The New Corporate Income Tax Law introduces a wide range of changes which include, but are not limited to, the unification of the income tax rate for domestic-invested and foreign-invested enterprises at 25%. Since the detailed implementation and administrative rules and regulations have not yet been announced, the future financial impact of the New Corporate Income Tax Law to the Group cannot be reasonably estimated at this stage.

The share of tax attributable to jointly-controlled entities amounting to RMB17,406,000 (six months ended 30 June 2006: RMB8,894,000) is included in "Share of profits of jointly-controlled entities" on the face of the interim condensed consolidated income statement.

7. **EARNINGS PER SHARE**

The calculation of basic earnings per share is based on the profit attributable to equity holders of the parent for the Period of RMB2,203,612,000 (six months ended 30 June 2006: RMB1,293,741,000) and the number of shares of 3,326,000,000 (six months ended 30 June 2006: 3,326,000,000) in issue during the Period.

Diluted earnings per share for the six-month periods ended 30 June 2006 and 2007 have not been presented as no diluting events existed during these periods.

8. **DIVIDEND PER SHARE**

The directors do not recommend the payment of interim dividend (six months ended 30 June 2006: Nil).

(3) Differences in financial statements prepared under PRC accounting standards and generally accepted accounting principles in Hong Kong ("HK GAAP"):

The Group has prepared a separate set of financial statements for the Period in accordance with PRC accounting standards. The major differences between the financial statements prepared under PRC accounting standards and HK GAAP are set out as follows:

	RMB'000	
	January-June 2007	**January-June 2006**
	(Unaudited)	*(Unaudited)*
Net profit attributable to equity holders of the parent prepared under HK GAAP	2,203,612	1,293,741
Adjustments for depreciation, gain on disposal of vessels and deferred staff expenditure, etc.	23,185	4,876
Net profit attributable to equity holders of the parent prepared under PRC accounting standards	2,226,797	1,298,617

	RMB'000	
	30 June 2007 *(Unaudited)*	**31 December 2006** *(Audited)*
Equity attributable to equity holder of the parent prepared under HK GAAP	13,783,693	12,596,924
Adjustments for revaluation surplus, depreciation, gain on disposal of vessels and deferred staff expenditure, etc	(68,287)	(131,028)
Equity attributable to equity holder of the parent prepared under PRC accounting standards	13,715,406	12,465,896

II. CHANGES OF SHARE CAPITAL STRUCTURE AND MAJOR SHAREHOLDER

(1) Changes of share capital structure

During the Reporting Period, there is no change in either the total number of shares in the Company or the share capital structure of the Company.

(2) Information of shareholders

As at 30 June 2007, the total number of shareholders of the Company is 53,865, of which 299 are holders of H shares.

(3) Information of shareholders

Pursuant to the approval by the China Securities Regulatory Commission, the convertible bonds (the " **Convertible Bonds** ") were issued by the Company to the public on 2nd July 2007, in the principal amount of RMB2 billion with face value in integral principal amounts of RMB100 each with 10 Convertible Bonds forming one board lot. The Convertible Bonds have been traded in the Shanghai Stock Exchange since 12 July 2007.

III. MANAGEMENT DISCUSSION AND ANALYSIS

1. Analysis of International and Domestic Shipping Markets during the Reporting Period

The Group's principle operation is ocean cargo shipping. Cargo shipping mainly consists of the shipment of oil and dry bulk cargoes (primarily coal) along the coastal region of the PRC and internationally.

In the first half of 2007, the world economy sustained a steady growth, and international trade as well as domestic demands in the PRC have been growing rapidly. The global shipping industry kept improving, and market continued to flourish, with sub-markets developing in different trends.

In the first half year, with the rapid increase in the demands for bulk cargoes (such as iron ore, coal etc), demand in the international dry bulk cargo shipping market continued to be strong. The shortage of shipping capacities has led freight rates to remain high. The average of the Baltic Dry Bulk Freight Rate Index (the "BDI") was 5,310 points, representing a significant increase of 113% as compared with the same period of last year. At the same time, due to the sustained growth in the economy of the PRC, coastal shipment of coal was growing rapidly, and the coastal bulk freight index increased by 17.7% as compared with the same period in 2006. The all-year base freight rate in respect of thermal coal for the contract of affreightment with the major customers increased by 14.1% as compared with 2006.

In the first half year, under the impact of a warmer winter in the northern hemisphere and production reduction by OPEC, overall demand in international oil market was inadequate. At the same time, surplus of new shipping capacities launched, which exceeded demands, has caused the freight rates to move downwards. In the first half year of 2007, the international crude oil composite freight rate indicator averaged at 1,161 points, representing a decrease of 9.1% as compared with the same period in 2006. Of these, the World Scale Index ("WS") for the shipping route from the Middle East to Japan, being one of the freight rate indicators for very large crude oil carriers ("VLCC") averaged at 71 points, a decrease of 26% as compared with last year. Oil shipment market in domestic trade remained stable.

2. Principle Operations of the Group during the Reporting Period

In the first half year of 2007, the Group persisted in taking oil shipping and domestic coastal coal shipping business as its core business, paying close attention on the market trends, and made efforts to enhance various cost control measures. Benefiting from the successful acquisition of the 42 dry bulk cargo vessels from China Shipping (Group) Company, the Company's controlling shareholder, and its subsidiaries, and the uprising in the international dry bulk cargo and coastal coal freight rate in the PRC, the profits of the Company increased significantly as compared with the same period in 2006. During the Reporting Period, the shipping volume achieved by the Group was 110.71 billion tonne-nautical miles, and the total revenue derived from shipment was approximately RMB5,527 million, representing an increase of 27.9% and 27.5% as compared with the first half in 2006 respectively. Cost of operations was approximately RMB3,074 million, an increase of 10.05% as compared with the same period in 2006. Net profit recorded was approximately RMB2,204 million, and earnings per share was approximately RMB0.663, representing an increase of 70.3% as compared with the same period in 2006.

An analysis of the principal operations in terms of products transported (Unit: RMB'000) is set out as follows:

Description	Revenue	Operating costs	Gross profit margin (%)	Increase/ (decrease) in revenue as compared with the same period of last year (%)	Increase/ (decrease) in operating costs as compared with the same period of last year (%)	Increase/ (decrease) in gross profit margin as compared with the same period of last year (%)
Oil transportation	2,349,436	1,547,066	34.15%	(8.55%)	(7.15%)	(1.00%)
Coal transportation	2,454,571	1,209,855	50.71%	84.76%	38.83%	16.30%
Others	723,469	316,809	56.21%	64.89%	24.03%	14.43%

An analysis of the principal operations in terms of geographical regions (RMB'000) is set out as follows:

Regions	Revenue	Increase/(decrease) in turnover as compared with the same period last year *(%)*
Domestic transportation	3,527,980	45.49%
International transportation	1,999,496	4.61%

Dry bulk cargo shipping

In light of the favourable market opportunities and benefiting from the acquisition of the 42 dry bulk cargo vessels at the end of 2006 which have all been put into operation early this year, the Group's revenue derived from the dry bulk cargo shipping in the first half of 2007 increased significantly. In the first half of 2007, the Group has achieved a shipping volume of approximately 61.54 billion tonne-nautical miles of dry bulk cargo, and derived a revenue of approximately RMB3.18 billion, representing increases of 49.8% and 79.6% as compared with the same period in 2006 respectively. Of these, the shipping capacity of the 42 dry bulk cargo vessels acquired amounted to 1,406,000 DWT, representing 34.9% of the Company's existing shipping capacity of dry bulk cargo. Shipping volume achieved by the 42 vessels in the first half of 2007 was approximately 20.2 billion tonne-nautical miles, revenue generated was approximately RMB1,051 million, and the gross profit achieved was approximately RMB515 million, with gross profit margin of 49.0%.

For shipment of coal, the Group has achieved a total shipping volume of 40.14 billion tonne-nautical miles in the first half of 2007, and generated revenue of approximately RMB2,455 million, representing an increase of 56.1% and 85.0% as compared with the same period in 2006 respectively. Of these, domestic trade coal shipment was 36 billion tonne-nautical miles, and revenue achieved was approximately RMB2,254 million, representing increases of 69.3% and 86.2% as compared with the same period in 2006 respectively. International trade coal shipment was 4.14 billion tonne-nautical miles, representing a decrease of 7.0% as compared with the same period in 2006, and revenue achieved was approximately RMB201 million, representing an increase of 72.7% as compared with the same period in 2006.

For shipment of other dry bulk cargoes, the Group has achieved a total shipping volume of approximately 21.40 billion tonne-nautical miles in the first half of 2007, and achieved a shipping revenue of approximately RMB723 million, representing increases of 39.1% and 63.3% as compared with the same period in 2006 respectively. Of these, international trade shipping volume achieved was 17.73 billion tonne-nautical miles, and revenue achieved was approximately RMB512 million, representing increases of 33.5% and 64.1% as compared with the same period in 2006 respectively. Domestic trade shipping volume achieved was 3.67 billion tonne-nautical miles, and revenue achieved was approximately RMB211 million, representing increases of 74.1% and 61.2% as compared with the same period in 2006 respectively.

Oil shipment

Oil shipment is one of the Group's principle operations. In the first half of 2007, facing with the changes in the international and domestic oil shipping markets, the Group carefully organised the shipment and production, and made efforts in conducting safety management and cost control. In the first half of 2007, the Group achieved a shipping volume of approximately 49.17 billion tonne-nautical miles of oil shipment, representing an increase of 8.2% as compared with the same period in 2006, and revenue achieved was approximately RMB2,349 million, representing a decrease of 8.5% as compared with the same period in 2006.

For shipment of domestic trade oil, the Group has achieved a shipping volume of approximately 8.52 billion tonne-nautical miles of domestic trade oil shipment, representing a decrease of 18% as compared with the same period in 2006, and revenue achieved was approximately RMB1,060 million, representing a decrease of 1.8% as compared with the same period in 2006. In the first half year, of the domestic trade oil shipment, offshore oil shipping, transhipment of imported crude oil and refined oil shipping showed varied performances. The Group achieved a shipping volume of approximately 4.96 billion tonne-nautical miles of offshore oil shipping, representing a decrease of 7.0% as compared with the same period in 2006, and achieved a shipping revenue of approximately RMB546 million, representing an increase of 13.1% as compared with the same period in 2006. The Group achieved a shipping volume of approximately 2.20 billion tonne-nautical miles of transhipment of imported crude oil, and revenue of approximately RMB3,490 million, representing increases of 4.3% and 3.3% as compared with the same period in 2006 respectively. In the first half year, the Group continued to put efforts in the disposal of old tankers. Due to the impact caused by reduction in shipping capacity, the Group has achieved a shipping

volume of 1.11 billion tonne-nautical miles of domestic trade refined oil shipment, and revenue gererated was approximately RMB116 million, representing decreases of 61.7% and 53.3% as compared with the same period in 2006 respectively.

In the international trade oil shipping market, to cope with the overall market depressed situation, the Group put emphasis in market research, and focused on cargo soliciting on key VLCC, Aframax and Handy-size tankers, and made efforts in finalising cargo sources during the periodical high positions. In the first half of 2007, the Group has achieved a shipping volume of approximately 40.7 billion tonne-nautical miles of international trade oil, representing an increase of 16% as compared with the same period in 2006, and revenue achieved was approximately RMB1,289 million, representing a decrease of 13.4% as compared with the same period in 2006. Of these, the shipping volume of international crude oil was approximately 22.56 billion tonne-nautical miles, representing an increase of 24.4% as compared with the same period in 2006, and revenue achieved was approximately RMB422 million, representing a decrease of 17.2% as compared with the same period in 2006. The shipping volume of international refined oil was approximately 18.09 billion tonne-nautical miles, representing an increase of 6.9% as compared with the same period in 2006, and revenue achieved was approximately RMB867 million, representing a decrease of 11.6% as compared with the same period in 2006.

3. **Cost Analysis**

In the first half year, there was a slight reduction in the daily average price of international crude oil. However, since June, under the impact of factors such as local politics and production reduction by OPEC, coupled with the arrival of the summer peak season of oil consumption in the European and American countries, prices of international crude oil increased rapidly and shipping enterprises were still facing with significant cost pressure.

In the first half of 2007, while adopting effective measures to increase revenue from principal operations, the Group continued to enhance overall control on various major costs, and has effectively controlled the major costs in fuel expenses, port expenses, repair expenses through advanced control and management in various aspects. The total operating cost incurred in the first half of 2007 was RMB3,074 million, an increase of 10.05% as compared with the same period in 2006, lower than the growth of 27.5% in the reveneue generated form operating activities. The cost compositions are specifically analysed as follows:

a. Fuel cost: the Group's fuel expenses in the first half of 2007 was approximately RMB1,356 million, an increase of 12.8% as compared with the same period in 2006, representing 44.11% of the total operating cost, and an increase of 1.0 percentage points over the corresponding period last year. However, at the same time, the Group further enhanced its fuel saving, and with a growth of 27.9% in its shipping volume as compared with the same period last year, there was only a growth of 18.9% in the fuel consumption, representing a reduction of 7.1% in fuel consumption per thousand nautical miles as compared with the same period last year.

b. Port cost: port expenses incurred in the first half of 2007 was approximately RMB315 million, an increase of 16.6% as compared with the same period in 2006, representing 10.24% of the total operating cost.

c. Labor cost: the Group's total labor cost in the first half of 2007 was approximately RMB378 million, an increase of 6.78% as compared with the same period in 2006, representing 12.3% of the total operating cost.

d. Depreciation: the Group's depreciation expenses incurred in the first of 2007 amounted to approximately RMB447 million, a decrease of 4.28% as compared with the same period in 2006, representing 14.54% of the total operating cost.

e. Repair expenses: the Group's repair expenses incurred in the first half of 2007 amounted to approximately RMB197 million, an increase of 9.4% as compared with the same period in 2006, representing 6.4% of the total operating cost.

4. **Financial analysis**

a. *Net cash inflow*

During the Reporting Period, the net cash inflow from operating activities of the Group increased from approximately RMB1,471,039,000 for the corresponding period in the previous year to approximately RMB2,694,043,000, representing an increase of 83.14%.

b. *Commitments on capital expenditures*

As at 30 June 2007, the commitments on capital expenditures for the Group amounted to approximately RMB15,375,664,000 (31 December 2006: approximately RMB8,864,108,000). The source of funding was mainly financed by the Company's working capital and bank loans.

c. *Capital structure*

As at 30 June 2007, the equity attributable to equity holders of the Company, bank loans, other interest-bearing borrowings and finance leases payable amounted to approximately RMB13,783,693,000, approximately RMB3,356,790,000 and approximately RMB9,916,000 respectively. The debt-to-equity ratio was 42.38% (31 December 2006: 34.99%).

d. *Borrowings*

As at 30 June 2007, the Group's total borrowing (excluding finance leases payable) was approximately RMB3,356,790,000. Borrowings repayable within one year amounted to approximately RMB253,389,000. Bank loans amounting to approximately RMB1,640,612,000 were pledged by 7 vessels owned by the Company. As at 30 June 2007, the total net book value of such vessels were approximately RMB2,065,316,000. Interests of the above loans were calculated at the annual rate from 5.670% to 6.156% and libor+0.42% to 0.85%. The Group's debt ratio was 29.76%, calculated by dividing total liabilities over total assets of the Group.

e. *Risk on foreign currency*

As at 30 June 2007, the Group's foreign exchange liabilities mainly comprised of bank loans payable in US Dollars equivalent to approximately RMB1,278,967,000 and finance lease rental payable in EURO dollars equivalent to approximately RMB9,916,000.

In addition, the Company would pay dividend of H shares in Hong Kong dollars.

In order to avoid the risk of Renminbi appreciation, the Group actively made adjustments to its debt structure, and the ratio in US dollar indebtedness increased from 37.64% at the beginning of the year to about 38.10%. Majority of US dollar income was used for overseas payments, and during the Reporting Period, foreign exchange income and expenses were basically equal.

Given the increasing significance of the Group's international shipping business, changes in exchange rate would have certain impacts on the Group's profitability. Therefore, in respect of the changes in exchange rate, the Group will study the impact of exchange rate mechanism on shipping enterprises. It will also implement effective measures proactively to minimize exchange risks.

5. **Disposal of assets (Unit: Rmb'000)**

Assets sold	Price of Disposal	Profit arising from disposal of assets	Connected transaction (Yes/No)	Pricing Policy
Jinquan	12,200	5,283	No	Market price
Haitang	7,600	(726)	No	Market price
Yongan 4	173,829	55,060	No	Market price
Daqing 44	18,262	16,292	No	Market price
Jianshe 5	8,600	7,740	No	Market price
Jianshe 6	8,800	7,934	No	Market price
Jianshe 22	9,500	5,834	No	Market price
Bei Ji Xing	99,654	16,712	No	Market price
Jianshe 4	7,000	6,764	No	Market price
Daqing 51	22,162	19,614	No	Market price
Daqing 61	26,426	18,345	No	Market price
Huaxi	29,015	26,864	No	Market price

6. **Outlook and Focus in the Second Half of 2007**

According to the forecast by International Monetary Fund, the growth rate of the world economy will reach approximately 4.9% in 2007, with a strong growing trend for the next five years. At the same time, the continuous development of the PRC economy will push the demand for energy resources such as oil, coal and iron ores, which will provide favourable conditions for the Group to capitalise on the advantages in both international and domestic trade operations, and develop healthily.

It is anticipated that during the second half of 2007, the international dry bulk cargo, oil shipping and domestic coastal oil and coal shipping markets will continue to maintain the developing trend as in the first half of 2007. In respect of international oil shipping, with the continued investment of new shipping capacities, it is expected that rebound of freight rates in the second half of 2007 will be limited, and in the overall, the market situation in the whole year will be lower than the average level of last year. In respect of international dry bulk cargo shipping, due to the major factors leading to the explosive growth in the BDI Index in the first half of 2007 such as strong demand in shipping capacity, inadequate growth in shipping capacity, extended shipping distances and congestion of ports still exist, it is expected that the freight rates for dry bulk cargo will remain at a high level in the second half of 2007.

To cope with the current market situation, the Group will continue to carry out the followings in the second half of 2007:

1. Continue to enhance cooperation with major customers. The Group will continue to explore for the strategic cooperation with major customers such as PetroChina, Sinopec, CNOOC, and continue to negotiate for long-term shipping contracts for imports of iron ores with domestic large iron and steel enterprises;

2. Further strengthen vessel chartering. The Company has recently established two professional vessel chartering companies in Hong Kong, aiming to make vessel chartering as a conventional mode for development of shipping capacity, and as an important supplementary resort for the implementation of the strategic planning of a "world class fleet";

3. Continue with the disposal of old tankers, so as to optimise the structure of the tanker fleet, and enhance the shipping efficiencies of the vessels; and

4. Continue to finalise effective measures such as various energy saving measures, adopt enhancement in the management and supervision of fuel procurements, locking up of some of the fuel prices, so as to further control fuel and other various costs, making efforts to minimise the increase in costs.

IV. SIGNIFICANT EVENTS

(1) Anticipated profit increase

Pursuant to the Shanghai Stock Exchange Listing Rules, the Board of directors of the Company hereby announces that the net profit of the Group for the nine months ended 30 September 2007 (to be prepared in accordance with PRC accounting standards) is expected to increase by more than 50% as compared with the same period in 2006. The main reason is as follows:

In 2006, the Group acquired 42 bulk carriers from its parent company China Shipping (Group) Company and its subsidiaries. The 42 bulk carriers have been delivered to the Group and commenced operations at the beginning of 2007. As a result, the total shipping capacity of the bulk fleet of the Group increased by 1.4 million dead weight tones.

(2) Purchase, sale or redemption of the Company's listed securities

Neither the Company nor any of its subsidiaries had purchased, sold or redeemed any of its listed securities during Reporting Period.

(3) Compliance with the code of Corporate Governance Practice

The Company has complied throughout the six months ended 30 June 2007 with the Code Provisions set out in the Code on Corporate Governance Practices contained in Appendix 14 of the Rules Governing the Listing of Securities on the Stock Exchange of Hong Kong Limited (the " **Listing Rules** ").

(4) Audit Committee

In compliance with Rule 3.21 of the Listing Rules, the Company has established an audit committee to review the financial reporting procedures and internal control and to provide guidance thereto. The audit committee of the Company comprises 3 independent non-executive directors of the Company.

The audit committee has reviewed the interim results of the Company for the Reporting Period.

(5) Remuneration Committee

The remuneration committee is headed by Mr. Wang Daxiong, an executive director of the Company. The other two members of the remuneration committee are Mr. Xie Rong and Mr. Hu Honggao, both being independent non-executive directors of the Company. The remuneration committee of the Company has adopted terms of reference which are in line with the Code on Corporate Governance Practices contained in Appendix 14 of the Listing Rules.

(6) Compliance with the model code for securities transactions by Directors and Staff (the "Model Code") as set out in appendix 10 to the Listing Rules

Following specific enquiry made with the directors, supervisors and chief executive of the Company, the Company has confirmed that each of the them has complied with the Model Code during the six months ended 30 June 2007.

(7) Employees

Adjustment of employee remuneration are calculated in accordance with the Company's turnover and profitability and is determined by assessing the correlation between the total salary paid and the economic efficiency of the enterprise. Under this mechanism, management of employees remuneration will be more efficient while employees will be motivated to work hard to bring encouraging results of the Company. Save from the remuneration policy disclosed above, the Company does not maintain any share option scheme for its employees and the employees do not enjoy any bonus. The Company regularly provides for its administrative personnel training on various subjects, including operation management, foreign languages, computer skills, industry know-how and policies and laws. These training may be in different forms, such as seminars, site visits and study tours.

(8) Employee housing

According to the relevant local laws and regulations, the Group and its employees are required to contribute their respective contributions to an accommodation fund according to a certain percentage of the salaries and wages of the employees. There are no other significant obligations beyond the contributions to the said fund. The Company provided staff quarters to selective employees and according to a housing reform scheme in Shanghai, arrangements were made to transfer the staff quarters to employees who agreed to remain in service for a period of 10 years. As at the end of 2002, nearly all of the staff quarters have been transferred to employees on the above basis. The net book value of staff quarters has been reclassified as deferred staff expenditure and is amortised on a straight-line basis over 10 years, which approximates the expected service period of the relevant employees.

(9) Post Balance Sheet Event

On 2 July 2007, the Company issued convertible bonds in the principle amount of RMB 2 billion with face value in integral principal amounts of RMB100 each with 10 convertible bonds forming one board lot.

(10) Supplementary information to be published on the website of the Stock Exchange

All details on the financial and related information of the Company containing all information as required by paragraph 46(1) to 46(9) of Appendix 16 to the Listing Rules is published on the website of the Stock Exchange (www.hkex.com.hk).

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

Shanghai, the PRC
14 August 2007

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)
(Stock code: 1138)

Resolutions Passed at the Fourteenth Board Meeting of 2007

The Board is pleased to announce that the fourteenth board meeting of 2007 was duly convened on 14 August 2007, during which the resolutions set out below were duly passed.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities (the "**Listing Rules**") on the Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). The A shares of China Shipping Development Company Limited (the "**Company**") are listed on the Shanghai Stock Exchange.

The board (the "**Board**") of directors (the "**Directors**") of the Company is pleased to announce that the fourteenth board meeting (the "**Meeting**") of 2007 was held on 14 August 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "**PRC**").

A quorum of Directors was present throughout the Meeting. The Meeting was chaired by Mr. Li Shaode, the chairman of the Company. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters were considered and duly passed at the Meeting:

1. the interim report of the Company for the six months ended 30 June 2007.

2. an increase of capital investment in Zhuhai New Century Shipping Company Limited (珠海新世紀航運有限公司) ("**New Century Shipping**").

   New Century Shipping is a 50:50 jointly-controlled entity established by the Company and China Shenhua Energy Corporation Company Limited (中國神華能源股份有限公司) ("**Shenhua Energy**") in 2001. The current registered capital of New Century Shipping is RMB290 million.

To the best knowledge, information and belief of the Directors, each of Shenhua Energy and its beneficial owners is an independent third party not connected to any of the Directors, supervisors, chief executive or substantial shareholders of the Company or its subsidiaries and their respective associates (as defined in the Listing Rules)

To further strengthen the strategic cooperation with Shenhua Energy and adapt to the needs for the business development of New Century Shipping and further expand its shipping capacity, the Board of the Company agreed that New Century Shipping will build four new 57,000-tonne bulk cargo carriers at China Shipping Industry Co., Ltd. and China Shipping Industry (Jiangsu) Co., Ltd. (中海工業(江蘇)有限公司) at an aggregate price of approximately RMB1.120 billion. It is expected that the carriers will be delivered between 2009 and 2010. It is intended that the vessels will be used in coastal power plant routes operated by Shenhua Engery after they are put into operation.

To cover part of the funds required for shipbuilding, the Board also approved the injection of additional capital amounting to RMB196 million into New Century Shipping.

3. Resolution regarding an amendment to the "Corporate Accounting System of China Shipping Development Company Limited"

To comply with the relevant requirements of the State Ministry of Finance and the articles of association of the Company, the Company has approved amendments to the "Corporate Accounting System of China Shipping Development Company Limited". The amended "Corporate Accounting System of China Shipping Development Company Limited" gives due consideration to the new "Corporate Accounting Standards" and the relevant financial regulations and has taken into account the actual situation of the Company. Such amendents mainly relate to various aspects in accounting such as general rules, assets, liabilities, owners' equity, operating revenue, operating costs and expenses, profit and profit distribution, loan expenses, foreign currency translation, company merger, accounting adjustment, connected party disclosure and financial accounting with a relatively strong systematic and directive nature. Upon approval by the Board, the system will be implemented by the Company, subsidiaries in which the Company owns a controlling stake and its joint ventures.

4. Purchase liability insurance for Directors, supervisors and senior officers of the Company

The Board has agreed to purchase liability insurance from AIU Insurance Company for Directors, supervisors and senior officers of the Company (hereinafter referred to as "D&O"). The major provisions of the policy includes, amongst other things, the following:

1. The insured: This refers to natural persons who assume the posts of directors, supervisors or senior management members in the insured company in the past, at present or in the future.

2. Insurance coverage: Compensate for any losses incurred by the insured caused by claims made within the insurance period as a result of the insured's misconduct when discharging the duties of directors, supervisors and senior management members of the insured company.

3. Definition of "misconduct": This refers to the actual or alleged violation of duties, violation of trust, fault, error, misrepresentation, misleading representation, omission, violation of authorization or other acts by directors, supervisors or senior management members when discharging their duties in the above capacity of the insured company, or other alleged matters in relation to the claims made only because of their capacity of being directors, supervisors, senior management members of the insured company.

4. Claim limit (aggregate amount within the insurance period): US$10,000,000. Legal expenses for each accident are included in the claim limit for each accident and will not be separately calculated.

5. Premium: US$39,000.

6. Insurance period: One year (since the date the policy is signed).

The resolution will be submitted for consideration and approval at the next shareholders' meeting of the Company and the Board shall be authorized simultaneously to renew or update the relevant insurance contract with AIU Insurance Company upon expiry of the D&O liability insurance contract so as to ensure the extension of the insurance period.

This announcement is made in compliance with the requirement under Rule 13.09(2) of the Listing Rules. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Board
China Shipping Development Company Limited
Li Shaode
Chairman

Shanghai, the PRC 14 August 2007

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

Resolutions Passed at the Fifth Meeting of the Supervisory Committee of 2007

The Supervisory Committee is pleased to announce that the fifth committee meeting of 2007 was duly convened on 14 August 2007, during which the resolutions set out below were duly passed.

This announcement is made in compliance with the simultaneous dissemination of information requirement under Rule 13.09(2) of the Rules Governing the Listing of Securities (the "**Listing Rules**") on the Stock Exchange of Hong Kong Limited (the "**Stock Exchange**"). The A shares are listed on the Shanghai Stock Exchange.

The supervisory committee (the "**Committee**") of supervisors (the "**Supervisors**") of the Company is pleased to announce that the fifth committee meeting (the "**Meeting**") of 2007 was held on 14 August 2007 at 700 Dong Da Ming Road, Shanghai, the People's Republic of China (the "**PRC**").

A quorum of Supervisors was present throughout the Meeting. The Meeting was chaired by Mr. Kou Laiqi, the chairman of the Committee. The Meeting was duly convened in accordance with the relevant provisions of the PRC Company Law and the articles of association of the Company. Resolutions relating to approval of the following matters were considered and duly passed at the Meeting:

1. the interim report of the Company for the six months ended 30 June 2007;

2. an increase of capital investment in Zhuhai New Century Shipping Company Limited (珠海新世紀航運有限公司);

3. an amendment to the "Corporate Accounting System of China Shipping Development Company Limited";

4. purchase liability insurance for directors, supervisors and senior management members of the Company;

All members of the Supervisory Committee have expressed the following opinions on the Company's 2007 interim report:

1. The procedures for the preparation and consideration of the Company's 2007 interim report were in compliance with all requirements of the laws, regulations, the articles of association of the Company and the internal management system of the Company;

2. The content and format of the Company's 2007 interim report were in compliance with all requirements of the CSRC, the Shanghai Stock Exchange and the Stock Exchange. The information included truly reflected in all aspects matters such as the operational management and financial position of the Company during the first half of 2007; and

3. Personnel participating in the preparation and consideration of the Company's 2007 interim report did not act in violation of the requirement of confidentiality.

This announcement is made in compliance with the requirement under Rule 13.09(2) of the Listing Rules. The Company's A shares are listed on the Shanghai Stock Exchange, and it has been requested by the Shanghai Stock Exchange to make an announcement similar to this announcement.

By order of the Committee
China Shipping Development Company Limited
Kou Laiqi
Chairman

Shanghai, the PRC 14 August 2007

* *As at the date of this announcement, the Board of Directors of the Company is comprised of Mr. Li Shaode, Mr. Ma Zehua, Mr. Lin Jianqing, Mr. Wang Daxiong, Mr. Zhang Guofa, Mr. Mao Shijia and Mr. Wang Kunhe as executive directors, Mr. Ma Xun, Mr. Xie Rong, Mr. Hu Honggao and Mr. Zhou Zhanqun as independent non-executive directors.*

B29

THE STANDARD 15 AUG 2007

CHINA SHIPPING DEVELOPMENT COMPANY LIMITED

中海發展股份有限公司

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock code: 1138)

NOTIFICATION
2007 INTERIM RESULTS ANNOUNCEMENT

An announcement containing details of the matter is available for viewing on the website of Hong Kong Exchanges and Clearing Limited at www.hkex.com.hk under "Latest Listed Companies Information" and at the website of China Shipping Development Company Limited at http://www.cnshippingdev.com.

This notification merely serves to advise investors of the matter and of the publication of the announcement on the above websites. ***This notification does not contain information upon which an investment decision should be based and should not be relied upon by investors for such purpose.*** Investors should refer to the announcement for details of this matter.

The announcement is available for inspection to the public at no charge at 20/F, Alexandra House, 16-20 Chater Road, Central, Hong Kong from 9:00 a.m. to 1:00 p.m. and from 2:00 p.m. to 5:30 p.m., Monday to Friday, from today until 14 September 2007. Copies will be provided upon request at a cost of HK$3.00 per sheet.

By Order of the Board
China Shipping Development Company Limited
Yao Qiaohong
Company Secretary

Shanghai, 14 August 2007

* *For identification purpose only*

END